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                              November 15, 2022

       Wensheng Liu
       Chief Executive Officer
       ETAO International Co., Ltd.
       1460 Broadway, 14th Floor
       New York, NY 10036

                                                        Re: ETAO International
Co., Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted November
2, 2022
                                                            CIK 0001939696

       Dear Wensheng Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-4 submitted November 1, 2022

       Summary of the Proxy Statement/Prospectus, page 19

   1. We note your revisions in response to our prior comment 3 and reissue in part. Please revise your
organization chart to disclose the person or entity that owns the equity in each
                                                        depicted entity, or
otherwise please explain why you cannot disclose such persons. We also note your
disclosure on page 68 that "ETAO may have to incur substantial costs and expend additional
resources to enforce such arrangements." Please include this statement in the section titled,
"Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE
Agreements" within the Summary of the Prospectus.
 Wensheng Liu
FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany 15,
November  NameETAO
              2022     International Co., Ltd.
November
Page 2    15, 2022 Page 2
FirstName LastName
Parties to the Business Combination
High-Tech Drug Development/Telemedicine, page 26

2. We note your revisions in response to our prior comment 5 and reissue in part. We note that DNurse and DTalks utilize "medical big data" to provide their services. Please describe the sources of this data, including whether it is collected from users and the extent to which the entities rely on the collection of user data. Risks Related to Doing Business In China, page 43

3. We note your response to our prior comment 6, which we reissue in part. Please revise your summary of risk factors to specifically discuss the risk that the Chinese government may intervene or influence your operations at any time.
Background of the Business Combination, page 141

4.       We note your response and revisions in response to our prior comment
10. Please revise to
         provide the basis for selecting Yidu as the telemedicine company most comparable to
         ETAO. Please also describe how you arrived at the 20.5x P/S multiple that the Board used to estimate ETAO's initial and, if applicable, subsequent valuation, including any underlying assumptions and limitations. Please also revise to present the projections in tabular or narrative form and remove the graphic on page 149 from the prospectus as its prominence is inappropriate. Additionally, please describe the methodology used by the
         MCAE board to "analyze the Chinese telemedicine industry as a whole," as referenced on page 150.
Intellectual Property, page 223

5. We note your revisions in response to our prior comment 14. We note that Patent Nos. 21-
         28 still do not include anticipated expiration dates. Please revise to include the anticipated expiration dates if issued.
Industry Overview, page 235

6. We have reviewed your revisions in response to our prior comment 15. We note your description of three recent policy developments relating to China's online healthcare services industry. Please describe any regulations or guidance in these policies that will be relevant to you and how you intend to satisfy those requirements. Wensheng Liu
FirstName LastNameWensheng
ETAO International Co., Ltd. Liu
Comapany 15,
November  NameETAO
              2022     International Co., Ltd.
November
Page 3    15, 2022 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
ETAO
Liquidity and Capital Resources, page 276

7. Please update your discussion of liquidity for the six month period ended June 30, 2022, including a discussion and analysis of significant changes operating, investing, and financing cash flows from the prior comparative period. You may wish to refer to Section
         501.03.a of the Financial Reporting Codification for guidance.
ETAO International Group
Financial Statements for the Six Months Ended June 30, 2022 and 2021, page
F-126

8. Please revise your interim financial statements to clearly mark as "unaudited" each page of the information accompanying your auditor's review report in accordance with paragraph .37D of AS 4105.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
4. Provision of medical technology services, page F-141

9. Please revise your accounting policy disclosure here and page F-60 as was done in response to our prior comment 16 on page 262.
       You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:      Mitchell Nussbaum, Esq.